FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of November, 2003

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.....    Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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[ICA LOGO]                                                         PRESS RELEASE

For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                    in the United States:
jose.guerrero@ica.com.mx                                  Zemi Communications

Lic. Paloma Grediaga                                      Daniel Wilson
(5255) 5272-9991 x3470                                    (212) 689-9560
paloma.grediaga@ica.com.mx                                d.b.m.wilson@zemi.com


  ICA IS NOTIFIED OF AN ARBITRATION CLAIM BY COMPANIA DE NITROGENO DE CANTARELL

Mexico City, November 24, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today that it has been notified of an arbitration claim initiated by Compania de Nitrogeno de Cantarell, S.A. de C.V. (CNC) against ICA and its partners in connection with the nitrogen production facility constructed for the Cantarell oil fields.

Arbitration proceedings have been initiated in New York against ICA; the joint venture between ICA Fluor Daniel and Linde A.G.; ICA Fluor Daniel, S. de R.L. de C.V., the Mexican joint venture between ICA and Fluor Corporation; Fluor Corporation, Linde L.P.M. and Linde A.G.

CNC alleges defects in the design, construction, and operation of the Cantarell nitrogen production facility, which allegedly resulted in damages to CNC. CNC's claims total approximately US$ 76.5 million, including approximately US$ 39.3 million in consequential damages.

The construction consortium for the Cantarell nitrogen plant, which was completed and delivered to CNC in 2000, was comprised of ICA Fluor 10%, Linde A.G. 10%, BOC Gases 30%, Marubeni Corporation 30%, and Westcoast 20%. ICA/Fluor Daniel and Linde A.G. were responsible for engineering and construction of the facility and BOC Gases and Westcoast contributed to the project design and are responsible for operating the facility.

The construction contract included performance guarantees from ICA and Fluor Corporation regarding the work being carried out by ICA Fluor Daniel. The original amount of the construction contract was US$ 737.5 million, which was later increased to approximately US$ 779 million. ICA Fluor Daniel executed approximately 80% of the contract value. The plant started operations in 2000. ICA Fluor Daniel and Linde A.G. believe CNC owes the construction consortium between US$ 6 and 7 million in bonus payments for having completed the construction of the nitrogen plant ahead of schedule, change orders, back payments and interest.

The arbitration claim is currently being reviewed by ICA, its counsel and the other parties involved in the arbitration proceedings. ICA believes that it has meritorious defenses against CNC's claims and that the outcome of the arbitration is not expected to have a material adverse effect on ICA.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx

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INVESTOR RELATIONS                www.ica.com.mx

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2003


                                          Empresas ICA Sociedad Controladora,
                                          S.A. de C.V.

                                          /s/ JOSE LUIS GUERRERO
                                          --------------------------------
                                          Name:   Dr. Jose Luis Guerrero
                                          Title:  Vice President, Finance